ISSUED ON BEHALF OF REED ELSEVIER PLC

2 December 2013

TOTAL VOTING RIGHTS

As at 2 December 2013, Reed Elsevier PLC’s capital consisted of 1,266,818,304 ordinary shares of 14 51/116 pence each. Reed Elsevier PLC holds 98,417,884 ordinary shares in Treasury.

Therefore, the total number of voting rights in Reed Elsevier PLC is 1,168,400,420 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in Reed Elsevier PLC under the FCA’s Disclosure and Transparency Rules.